April 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Terence O’Brien

Re:	Altra Industrial Motion Corp. Form 10-K for the Year Ended December 31, 2014 Filed February 26, 2015 Definitive Proxy Statement on Schedule 14A Filed March 27, 2015 File No. 1-33209

Dear Mr. O’Brien:

On behalf of Altra Industrial Motion Corp. (“Altra” or the “Company”), we hereby respond to a Securities and Exchange Commission (the “Commission”) Division of Corporation Finance comment letter, dated April 1, 2015 from the Commission. For the staff’s convenience, the comments have been duplicated in this letter along with corresponding response.

Definitive Proxy Statement on Schedule 14A

Long-Term Incentive Compensation, page 22

1.           Please briefly disclose the reasons why your Compensation Committee decides to grant additional discretionary awards to certain named executive officers.

Response: The Company’s Compensation Committee rarely grants discretionary awards and has not established specific guidelines or criteria for the granting of such awards. On the very few occasions the Compensation Committee has considered granting a discretionary award in the past, it has typically been in recognition of an individual’s contributions in connection with a significant event or corporate transaction. In 2014, the Compensation Committee granted discretionary awards to Messrs. Deegan and Schuele in recognition of their efforts in connection with the Company’s successful acquisition of the Svendborg Brakes business which closed in December 2013.

Grants of Plan-Based Awards, page 31

2.           We note that named executive officers received non-equity incentive plan awards in 2014. Please include the required disclosure for these awards in the Grants of Plan-Based Awards Table. See Item 402(d) of Regulation S-K.

Response: We acknowledge the Staff’s comment and confirm that in future filings, we will report non-equity incentive plan awards in the Grants of Plan-Based Awards Table. The disclosure for these awards received by named executive officers in 2014 is included in the table below:

				Estimated Future Payouts			Estimated Future Payouts			All Other
				Non-Equity Incentive			Under Equity Incentive			Stock Awards:
				Plan Awards			Plan Awards			Number of
										Shares of	Grant Date
										Stock or	Fair Value
				Threshold	Target	Maximum	Threshold	Target	Maximum	Units	of Stock &
Name		Award Type	Grant Date	($)(3)	($)	($)(4)	(#)	(#)	(#)	(#)	Option Awards($)(1)

Carl R. Christenson		2014 LTIP Restricted Stock	2/12/2014							27,643	$ 918,024
Carl R. Christenson	(2)	2014 LTIP Performance Share Award	2/12/2014				73	3,686	7,372		122,412
Carl R. Christenson		2014 MICP		91,800	459,000
Christian Storch		2014 LTIP Restricted Stock	2/12/2014							5,874	195,076
Christian Storch	(2)	2014 LTIP Performance Share Award	2/12/2014				47	2,350	4,700		78,044
Christian Storch		2014 MICP		42,917	214,583
Gerald P. Ferris		2014 LTIP Restricted Stock	2/12/2014							2,493	82,793
Gerald P. Ferris	(2)	2014 LTIP Performance Share Award	2/12/2014				28	1,425	2,850		47,324
Gerald P. Ferris		2014 MICP		23,649	118,244
Glenn E. Deegan		2014 LTIP Restricted Stock	2/12/2014							5,861	194,644
Glenn E. Deegan	(2)	2014 LTIP Performance Share Award	2/12/2014				32	1,628	3,256		54,066
Glenn E. Deegan		2014 MICP		27,030	135,150
Craig Schuele		2014 LTIP Restricted Stock	2/12/2014							3,850	127,859
Craig Schuele	(2)	2014 LTIP Performance Share Award	2/12/2014				26	1,340	2,680		44,501
Craig Schuele		2014 MICP		20,012	100,062

(1) These amounts reflect the aggregate grant date fair value of awards in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions regarding the restricted stock awards, refer to Note 10 to our financial statements for the year ended December 31, 2014, which are included in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC.

(2) Award represents performance shares. Award payouts for the performance shares are based on the percentage of the performance target achieved. The amount of the performance share award was fixed in February 2015.

(3) The threshold is calculated based on achieving 80% of the adjusted EBITDA target for the year ended December 31, 2014, which would result in a payout of 25% of target, multiplied by the lowest possible Working Capital Turns multiplier, which was 0.8. The result would be an overall MICP payout of 20% of target.

(4) In accordance with the 2014 MICP, there was no maximum limit on the potential payouts.

In connection with this response to your comments, we hereby acknowledge that:

•	Altra is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Altra may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600.

Very truly yours, ALTRA INDUSTRIAL MOTION CORP. /s/ Glenn E. Deegan Glenn E. Deegan Vice President, Legal and Human Resources, General Counsel and Secretary